UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE	OMB Number: 3235-0080 Expires: February 28, 2009 Estimated average burden hours per response . . . 1.00
COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   01-15725

ALPHA PRO TECH, LTD.  THE CHICAGO STOCK EXCHANGE

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

60 Centurian Drive, Suite 112, Markham, Ontario L3R 9R2, 905-479-0654

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Shares – par value of $.01 per  share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐   17CFR240.12d2-2(a)(1)

☐   17CFR240.12d2-2(a)(2)

☐   17CFR240.12d2-2(a)(3)

☐   17 CFR240.12d2-2(a)(4)

☐   Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒   Pursuant to 17CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Nov. 22/06	By	Sheldon Hoffman	CEO
Date		Name	title

(1)	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654(03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Notice of Voluntary Delisting

In accordance with SEC rules regarding the delisting of securities on any exchange, as required by Exchange Act Rule 12d2-2 (c) (3) the CHX provides the following information.

The Chicago Stock Exchange (CHX) has received notice from Xcel Energy Inc (XEL) requesting the voluntary delisting of their common stock, from listing and registration. Delisting proceedings have begun. Following the delisting, XEL will continue to trade under unlisted trading privileges (UTP) on the CHX. For further information, please contact the Listing Department at 312 663 2581.

The Chicago Stock Exchange (CHX) has received notice from Raytheon Company (RTN) requesting the voluntary delisting of their common stock, from listing and registration. Delisting proceedings have begun. Following the delisting, RTN will continue to trade under unlisted trading privileges (UTP) on the CHX. For further information, please contact the Listing Department at 312 663 2581.

For further information:

Listing Contact Information

Eileen Daut

The Chicago Stock Exchange

440 S. LaSalle Street

Chicago, IL 60605

312.663.2581

edaut@chx.com